GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228   Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

**CITY
DEVELOPMENTS
LIMITED**

A MEMBER OF THE HONG LEONG GROUP

城市發展有限公司

CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1636/05/LTR

RECEIVED

2005 SEP 22 A 11: 03

19 September 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.   **BY COURIER**
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

SUPPL

05011393

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 9 September 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*).

Yours faithfully,

ENID LING
Assistant Manager
Corporate Secretarial Services)

PROCESSED

SEP 2 2 2005

THOMSON
FINANCIAL

Encs.

cc   M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *	
* Asterisks denote mandatory information	

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	09-Sep-2005 17:08:36
Announcement No.	00031

>> Announcement Details
The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer *

   09-09-2005

2. Name of Substantial Shareholder *

   Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

   • Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1. Date of change of [Select Option]

2. Name of Registered Holder

3. Circumstance(s) giving rise to the interest or change in interest

   [Select Option]

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of <u>Deemed Interest</u>

    08-09-2005

2. The change in the percentage level

    From 5.4646 % To 5.4679 %

3. Circumstance(s) giving rise to the interest
    or change in interest

    # Please specify details

    Open Market Purchase

4. A statement of whether the change in the
    percentage level is the result of a
    transaction or a series of transactions:

    A single transaction

>> PART IV

1. Holdings of <u>Substantial Shareholder</u> , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	48,521,092
As a percentage of issued share capital	0 %	5.4646 %
No. of shares held after the change	0	48,551,092
As a percentage of issued share capital	0 %	5.4679 %

Footnotes

% of issued share capital is based on the Company's issued share capital of 887,924,388 ordinary shares of $0.50 each as at 8 September 2005.

Attachments:

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